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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

INTEGRATED DEVICE TECHNOLOGY, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
WITH AN EXERCISE PRICE OF $11.01 OR HIGHER PER SHARE
(TITLE OF CLASS OF SECURITIES)

45811810-6
(CUSIP NUMBER OF CLASS OF SECURITIES)

GREGORY S. LANG
PRESIDENT
INTEGRATED DEVICE TECHNOLOGY, INC.
2975 STENDER WAY
SANTA CLARA, CALIFORNIA 95054
(408) 727-6116
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
 CHRISTOPHER L. KAUFMAN, ESQ.
LATHAM & WATKINS
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 328-4600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1

  ☒
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer    ☐

        This Amendment No. 2 announces the termination on December 6, 2002 of the tender offer set forth on the Schedule TO filed with the Securities and Exchange Commission on November 5, 2002 by Integrated Device Technology, Inc. ("IDT"), as amended and supplemented by Amendment No. 1 to the Tender Offer on Schedule TO/A filed with the Securities and Exchange Commission on November 21, 2002. The Schedule TO, as amended, relates to the offer by IDT to exchange options with an exercise price of $11.01 or higher (the "options") to purchase shares of IDT's common stock ("common stock"), par value $0.001 per share, outstanding under eligible option plans and held by eligible employees, for replacement options (the "replacement options") to purchase shares of common stock to be granted under eligible option plans, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options, dated November 5, 2002, as amended November 21, 2002 (the "offer to exchange"), and the related Election Concerning Exchange of Stock Options form (the "election form" and, together with the offer to exchange, as they may be amended from time to time, the "offer").

        Section 5 of the offer to exchange is hereby amended and updated to provide the following:

5.
Acceptance of Options for Exchange and Issuance of Replacement Options.

        The offer to exchange expired at 9:00 a.m. Pacific Time, on December 6, 2002. Of the 1,890 employees who were eligible to participate in the offer, 1,222 participated. Upon the expiration of the offer, options to purchase 12,597,984 shares of our common stock were eligible for exchange. Pursuant to the offer we accepted for exchange options to purchase an aggregate of 10,125,404 shares of our common stock tendered by eligible employees who participated in the offer. Upon the terms and subject to the conditions of the offer, we will grant options to purchase an aggregate of 7,807,694 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(ix) as previously filed, indicating the number of shares of common stock subject to such holder's options that have been accepted for exchange and the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2002	INTEGRATED DEVICE TECHNOLOGY, INC.
	By:	/s/ GREGORY S. LANG Name: Gregory S. Lang Title: President

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SIGNATURE